MAIL STOP 3561

July 25, 2006

Mr. Christopher Astrom, CEO
Capital Solutions I, Inc.
6915 Red Road, Suite #222
Coral Gables, Florida 33143

      Re: **Capital Solutions I, Inc.**
              Form 10-KSB for Fiscal Year Ended May 31, 2005
              Form 10-QSB for Fiscal Quarter Ended February 28, 2006
              File Number 000-09879

Dear Mr. Astrom:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Item 8A – Controls and Procedures, page 18

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized

and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. We note your disclosures that describe the limited nature of your operations and your belief that an extensive disclosure controls and procedures system is not necessary, specifically the second, third, fourth, fifth and last sentences of the first paragraph of your disclosure. These statements appear to be qualifying management's responsibility for maintaining and evaluating disclosure controls and procedures. Please revise your disclosure to either (i) eliminate these statements or (ii) put these statements in a separate paragraph in which it is clear that the statements are not attempting to limit management's responsibilities under the Exchange Act or its conclusions regarding the effectiveness of disclosure controls and procedures.

Form 10-QSB for the Fiscal Period Ended February 28, 2006

Item 3 – Controls and Procedures, page 23

3. Please revise the filing as necessary, to address the comments above with respect to disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Emerging Growth Companies